

December 13, 2023

Mark Jones Jr.
Chief Financial Officer
Goosehead Insurance, Inc.
1500 Solana Blvd.
Building 4, Suite 4500
Westlake, TX 76262

   Re: Goosehead Insurance, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2022
     Filed February 27, 2023
     File No. 001-38466

Dear Mark Jones Jr.:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Finance